Exhibit 99.103

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Energy Fuels Inc. (the “Corporation”) 2 Toronto Street, Suite 500 Toronto, Ontario M5C 2B6

2.	Date of Material Change:

June 13, 2013

3.	News Release:

The press release attached hereto as Schedule “A” was disseminated via Marketwire on June 13, 2013.

4.	Summary of Material Change:

See the press release attached as Schedule “A.”

5.	Full Description of Material Change:

The Corporation announced the closing of a private placement of 47,380,791 units (the “Units”). The Units were issued by the Corporation at a price of C$0.14 per Unit for aggregate gross proceeds of C$6,663,310 pursuant to an underwriting agreement with Dundee Securities Ltd. (as lead underwriter), Haywood Securities Inc. and Cantor Fitzgerald Canada Corporation dated June 13, 2013. Each Unit consists of one common share of the Company (“Common Share”) and one- half of one common share purchase warrant (“Warrant”). Each whole Warrant entitles the holder thereof to acquire one Common Share at a price of C$0.19 at any time until June 15, 2015.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) or (3) National Instrument 51-102:

The report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

7.	Omitted Information:

No information has been omitted from this material change report on the basis that it is confidential information.

8.	Executive Officer:

The following executive officer of the Corporation is knowledgeable about the material change:
Graham Moylan, Chief Financial Officer (416) 845-6977

9.	Date of Report:

June 21, 2013

Schedule “A”

Energy Fuels Completes Upsized C$6.6 Million Bought Deal
Private Placement

Toronto, Ontario – June 13, 2013

Energy Fuels Inc. (TSX:EFR) (the “Company”) is pleased to announce the closing of its previously announced bought deal private placement (the “Offering”) of units of the Company (the “Units”) pursuant to an underwriting agreement with Dundee Securities Ltd. (as sole bookrunner), Haywood Securities Inc. and Cantor Fitzgerald Canada Corporation. A total of 47,380,791 Units were issued at a price of C$0.14 per Unit for aggregate gross proceeds of C$6,633,310. Following strong investor interest, the Offering was increased from the previously announced maximum size of C$5,750,115. Each Unit consists of one common share of the Company (“Common Share”) and one-half of one common share purchase warrant (“Warrant”). Each whole Warrant entitles the holder thereof to acquire one Common Share at a price of C$0.19 at any time until June 15, 2015. The Common Shares and Warrants are subject to a four month statutory hold period that will expire October 14, 2013. The Warrants will not be listed for trading.

The net proceeds of the Offering will be used for future exploration and development expenditures, future potential mineral property acquisitions, and for general corporate purposes.

About the Company

The Company is America's largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S., and is also a significant producer of vanadium. The Company operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S., capable of processing 2,000 tons per day of uranium ore. The Company has projects located throughout the Western U.S., including producing mines and mineral properties in various stages of permitting and development.

Additional information about the Company is available by visiting the Company’s website at www.energyfuels.com or under its profile on SEDAR at www.sedar.com.

For further information, please contact:

Curtis Moore
Investor Relations
(303) 974-2140
Toll free: 1-888-864-2125
investorinfo@energyfuels.com